Exhibit 99.5
RISK FACTORS

Risks relating to the merger.

PIC Wisconsin shareholders cannot be sure the ProAssurance common stock to be issued in the merger will have a value of $5,000.

The merger agreement provides that you will receive ProAssurance common stock having a value of $5,000 if the average price of a share of ProAssurance common stock in the ten trading days preceding the merger is within a 20% range around the average price of a share of ProAssurance common stock in the ten trading days preceding the date of the merger agreement, which was $49.76. Thus, PIC Wisconsin shareholders may receive more than $5,000 for each share of common stock if the average price of ProAssurance common stock is more than $59.71; conversely, PIC Wisconsin shareholders may receive less than $5,000 for each share of common stock if the average price of ProAssurance common stock is less than $39.80. Any change in the market price of ProAssurance common stock prior to completion of the merger will affect the number of ProAssurance shares you receive and may possibly affect the value that you receive upon completion of the merger. Share price changes may result from a variety of factors including general market and economic conditions, changes in ProAssurance’s operations and prospects and regulatory considerations. Many of these factors are beyond either ProAssurance’s or PIC Wisconsin’s control.

Accordingly, PIC Wisconsin shareholders who submit their proxies before the special meeting will not necessarily know or be able to calculate the number of shares of ProAssurance common stock that will be issued upon the completion of the merger or the value of such shares. Further, shares of ProAssurance common stock will be subject to market fluctuations after the merger and there can be no assurance that the value of a share of ProAssurance common stock after the merger will not be less than the average price used in determining the exchange ratio.

Combining PIC Wisconsin and ProAssurance may be more difficult, costly or time consuming than expected.

ProAssurance and PIC Wisconsin have operated, and until completion of the merger will continue to operate, independently. It is possible that the integration process could result in the loss of key employees or the disruption of each company’s ongoing business or inconsistencies in standards, procedures and policies that adversely affect each company’s ability to maintain relationships with customers and employees or to achieve the anticipated benefits of the merger.

ProAssurance and PIC Wisconsin must obtain several governmental consents to complete the merger which, if delayed, not granted or granted with burdensome conditions, may jeopardize or postpone the merger, result in additional expense or reduce the anticipated benefits of the transaction.

ProAssurance and PIC Wisconsin must obtain approvals and consents in a timely manner from several federal and state agencies prior to completion of the merger. If these approvals are not received, or are not on terms that satisfy the conditions set forth in the merger agreement, then the parties will not be obligated to complete the merger. The governmental agencies from which ProAssurance and PIC Wisconsin will seek these approvals have broad discretion in administering governing laws. As a condition to approval of the merger, agencies may impose requirements, limitations or costs that could negatively affect the way ProAssurance conducts business following the merger. These requirements, limitations or costs could jeopardize or delay completion of the merger. If ProAssurance and PIC Wisconsin agree to any material requirements, limitations or costs in order to obtain any approvals required to complete the merger, these requirements, limitations or additional costs could adversely affect ProAssurance’s ability to integrate the common aspects of the two companies’ operations or reduce the anticipated benefits of the merger. This could result in a material adverse affect on the business and results of operations of ProAssurance following the merger.

Failure to complete the merger could negatively impact the future business and financial results of PIC Wisconsin.

If the merger is not completed, the ongoing business of PIC Wisconsin may be adversely affected and PIC Wisconsin will be subject to several risks, including the following:

•	Management may be focused on the merger instead of pursuing other opportunities that could be beneficial to the company.

•	PIC Wisconsin will be required to pay certain costs relating to the merger such as legal, accounting, financial advisor and printing fees and expenses.

•	PIC Wisconsin may be required under certain circumstances to pay ProAssurance a termination fee of $2 million under the merger agreement.

The ability of PIC Wisconsin’s shareholders to benefit from a competing business combination is limited.

The merger agreement limits PIC Wisconsin’s ability to directly or indirectly initiate, entertain, solicit, encourage, engage in or participate in proposals from third parties regarding acquiring PIC Wisconsin or its businesses. In addition, if PIC Wisconsin’s board of directors has authorized, recommended, approved or entered into an agreement with any third party to effect an acquisition proposal, then PIC Wisconsin must pay to ProAssurance $2 million in liquidated damages.

In addition, PIC Wisconsin entered into a shareholder rights agreement to protect its shareholders from takeover attempts that are not acceptable to the board of directors of PIC Wisconsin. In general, the rights agreement allows PIC Wisconsin shareholders to acquire additional shares of PIC Wisconsin common stock after a person, group or company, unless exempted, acquires or agrees to acquire 15% or more of the outstanding PIC Wisconsin common stock. The rights agreement is intended to prevent an acquisition of PIC Wisconsin stock on terms that PIC Wisconsin’s board of directors determines are unfair or coercive to PIC Wisconsin and its shareholders. PIC Wisconsin amended the rights agreement to exempt ProAssurance, the merger agreement and the merger from application of the rights agreement, and to provide that the rights agreement will terminate in all respects immediately prior to the effective time of the merger. Until the effective time of the merger, however, the rights agreement remains in effect and may discourage acquisition proposals from parties other than ProAssurance.

The Internal Revenue Service may disagree with the parties’ description of the federal income tax consequences.

Neither ProAssurance nor PIC Wisconsin has applied for, or expects to obtain, a ruling from the Internal Revenue Service with respect to the federal income tax consequences of the merger. PIC Wisconsin and ProAssurance each received an opinion of its legal counsel as to certain anticipated federal income tax consequences as described under “Material Federal Income Tax Consequences”. Each such opinion is qualified in certain respects and is not binding on the Internal Revenue Service and is expected to be updated as of the closing date of the merger. No assurance can be given that the Internal Revenue Service will not challenge the favorable income tax consequences of the merger or that the opinion will be so updated. ProAssurance and PIC Wisconsin will vigorously contest any such challenge.

The PIC Wisconsin directors and officers have interests in the merger besides those of a shareholder.

The directors and officers of PIC Wisconsin have interests in the merger that are different from and in addition to your interests as PIC Wisconsin shareholders. You should be aware of these interests relating to the benefits available to PIC Wisconsin’s directors and officers in considering their support of the merger.

As discussed under “Proposal 1: The Merger — Interests of certain persons in the merger”, certain of the executive officers of PIC Wisconsin, including Mr. Montei, who is also a director, have been offered continued employment after the merger on terms that may be deemed more favorable than the current terms of employment. In addition, all of the PIC Wisconsin executive officers are covered by a change of control benefits policy that provides for payments in the event that their employment is terminated after a change of control of PIC Wisconsin. Additionally, stock awards that have been granted to officers that have not yet vested under PIC Wisconsin’s long term stock plan will immediately vest upon a change of control. Shares issued or to be issued pursuant to these stock awards may be purchased at a cash price of $5,000 at the option of the holder of the award or converted into shares of ProAssurance common stock using the exchange ratio. The merger will result in a change of control for purposes of such arrangements and other benefits.

Each of the non-employee directors of PIC Wisconsin will be offered a consulting agreement pursuant to which ProAssurance will pay a monthly consulting fee through June 30, 2007.

The merger agreement also provides that PIC Wisconsin may nominate one person who is a physician to serve on ProAssurance’s board of directors, and the nominee may be a director of PIC Wisconsin in which event the nominee would be entitled to compensation as a non-management director of ProAssurance and would not be offered the consulting agreement referred to above. PIC Wisconsin has nominated William J. Listwan, M.D. to serve on ProAssurance’s board of directors.

As a result, the PIC Wisconsin directors and officers are more likely to support the merger than if they did not hold these interests.

Substantial sales of ProAssurance common stock could adversely affect its market price.

A maximum of 2,480,050 shares of ProAssurance common stock will be issued to holders of PIC Wisconsin common stock upon completion of the merger, representing approximately 7.4% of the issued and outstanding common stock of ProAssurance. ProAssurance common stock issued in the merger will not be subject to any restrictions on transfer arising under the Securities Act of 1933, as amended, or Securities Act, except for shares issued to any PIC Wisconsin shareholder who may be deemed to be an “affiliate” of ProAssurance or PIC Wisconsin for purposes of Rule 145 under the Securities Act. The sale of a substantial amount of ProAssurance common stock after the merger could adversely affect its market price. It could also impair ProAssurance’s ability to raise money through the sale of more common stock or other forms of capital. In addition, the sale of authorized but unissued shares of ProAssurance common stock by ProAssurance could adversely affect its market price.

Holders of more than 19.9% of all the outstanding shares of PIC Wisconsin common stock may exercise their right to receive cash in the merger.

Under applicable Wisconsin law, PIC Wisconsin shareholders have dissenters’ rights in connection with the merger. Under the terms of PIC Wisconsin’s long term stock plan, holders of shares issued or to be issued pursuant to the plan may request that PIC Wisconsin repurchase the shares for cash as a result of the merger. It is a condition to the closing of the merger that holders of not more than 19.9% of all the outstanding shares of PIC Wisconsin common stock shall have exercised their right to obtain cash payment under the dissenters’ rights statutes and the long term stock plan.